                                  UNITED STATES SECURITIES AND EXCHANGE COMMISSION             OMB Approval
FORM 4                                    WASHINGTON, D.C. 20549                             ------------------
|_| Check this box if no                                                                     OMB Number 3235-0287
    longer subject to                                                                        Expires: January 31, 2005
    Section 16. Form 4             STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP              Estimated average burden
    or Form 5                                                                                Hours per response....0.5
    obligations may
    continue Instruction
    1(b).
                             Filed pursuant to Section 16(a) of the Securities
                             Exchange Act of 1934, Section 17(a) of the Public
                             Utility Holding Company Act of 1935 or Section
                             30(f) of the Investment Company Act of 1940

(Print or Type Responses)
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1. Name and Address of Reporting Person* 2.  Issuer Name and Ticker or Trading Symbol        6.  Relationship of Reporting Person(s)
                                                                                                 to Issuer
                                                                                                     (Check all applicable)
 Galley         Constance          F         Mercator Software, Inc. (MCTR)                    X  Director            10% Owner
---------------------------------------- ---------------------------------------------------  ---                 ---
 (Last)          (First)        (Middle) 3.  IRS Identification   y     4.  Statement for         Officer (give       Other (specify
                                             Number of Reporting            Month/Day/Year    --- title below)    --- below)
c/o Mercator Software, Inc.                  Person, if an entity
45 Danbury Road                              (Voluntary)                    11/29/2002        -------------------------------------
----------------------------------------                                 ------------------- ---------------------------------------
              (Street)                                                   5. If Amendment,    7.  Individual or Joint/Group Filing
                                                                            Date of Original                 (Check Applicable Line)
                                                                            (Month/Year)        X Form filed by One Reporting Person
                                                                                               ---
                                                                                                  Form filed by More than One
Wilton         CT             06897                                                            ---Reporting Person
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(City)       (State)          (Zip)           TABLE I - NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
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1.Title of Security                      2.Trans- 2A.     3.Trans-   4. Securities Acquired    5. Amount of   6. Owner- 7.Nature of
 (Instr. 3)                              action   Deemed    action      (A) or Disposed of       Securities      ship     Indirect
                                         Date     Execu-    Code        (D) (Instr. 3, 4       Beneficially      Form:   Beneficial
                                                  tion      if          and 5)                 Owned Following   Direct    Owner-
                                                  Date,   (Instr. 8)                           Reported Trans-   (D) or     ship
                                                  if any  --------- -----------------------    action(s)       Indirect
                                                                                                                 (I)
                                         (Month/  (Month/                      (A)
                                          Day/     Day/                         or             (Instr. 3 and
                                          Year)    Year)   Code   V   Amount   (D)     Price          4)       (Instr. 4)  (Instr.4)
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Common Stock                             11/29/02           G          3,000    D                 519,882*        D
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                                                                                                    7,000         I       See Note 1
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* Includes 6,975 shares acquired under the Issuer's Employee Stock Purchase Plan ("ESPP")


Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.
*  If the form is filed by more than one reporting person, see Instruction 4(b)(v).
                                                                                                                              (Over)
                                                                                                                     SEC 1474 (7-96)

FORM 4 (CONTINUED)                TABLE II-- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED

                                  (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)
------------ ---------- --------- ------ ---------- ------------ ------------- ----------- -------- --------- ---------- ---------
1.Title of   2.Conver-  3.Trans-  3A.    4.Trans-  5.Number of  6.Date Exer-  7.Title and 8.Price  9.Number  10.Owner-  11.Nature
  Derivative   sion       action  Deemed   action    Derivative   cisable and   Amount of   of       of        ship        of
  Security     or         Date,   Execu-   Code      Securities   Expiration   Underlying   Deriv-   Deriv-    Form      Indirect
  Instr. 3)    Exercise   if any  tion    (Instr.    Acquired     Date         Securities   Ative    ative     of        Beneficial
               Price of  (Month/  Date,    8)         (A)or       (Month/Day/  (Instr. 3    Secur-   Secur-    Deriv-    Ownership
               Deri-       Day/   if any             Disposed of  Year)        and 4)       ity      ities     ative     (Instr.4)
               vative     Year)                      (D)(Instr.                             (Instr   Bene-     Security:
               Security           (Month/            3, 4 and 5)                            5)      ficially   Direct
                                   Day/                                                              Owned     (D) or
                                   Year)                                                             Follow-   Indirect
                                         ---- --- ----- ----- ------- ------- ------- ------         ing Rep-  (I)
                                         Code  V   (A)   (D)  Date    Expira-  Title  Amount         orted     (Instr.
                                                              Exer-   tion            or             Transac-   4)
                                                              cisable Date            Number         tion(s)
                                                                                      of            (Instr.4)
                                                                                      Shares
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Explanation of Responses:

1.  These 7,000 shares represent approximately 20% of the 35,000 shares owned by Saugatuck Partners. Richard Galley, the spouse of the reporting person, serves as the investment advisor to Saugatuck Partners. At the end of the reporting period, Mr. Galley had approximately a 20% interest in Saugatuck Partners and disclaims beneficial ownership of the shares held by Saugatuck Partners, except to the extent of his indirect pecuniary interest in the shares. In addition to being a limited partner of Saugatuck Partners, beginning on January 1, 2001, Mr. Galley became a member of Saugatuck Management Company, LLC. On January 1, 2001, Saugatuck
Management Company, LLC became the General Partner of Saugatuck Partners.
                                                                                /s/ Constance F. Galley               12/2/2002
**Intentional misstatements or omissions of facts constitute                    -----------------------------     ------------------
  Federal Criminal Violations.                                                  **Signature of Reporting Person         Date
  SEE 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient,
      SEE Instruction 6 for procedure.

Potential persons who respond to the collection of information contained in this
form are not required to respond unless the form displays a currently valid OMB control number                                Page 2
                                                                                                                     SEC 1474 (7-96)